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                                                                     Exhibit 1.1



                            REORGANIZATION AGREEMENT

     This constitutes a binding agreement (the "Agreement") dated April 7, 2005 between Guangxi Yuchai Machinery Company Limited ("Yuchai"), China Yuchai International Limited ("CYI") and Coomber Investments Limited ("Coomber") in furtherance of the terms of the July 2003 agreement (the "July Agreement").

     WHEREAS the parties are committed to implementing the terms of the July Agreement (including without limitation, the adoption by Yuchai of a corporate governance structure that conforms to the requirements of China's Company Law and international practice ("Governance Requirements") and a restructuring of CYI's ownership of Yuchai on mutually acceptable terms ("Restructuring Exercise")) and this Agreement is demonstrative of the parties' mutual desire and commitment to observe the terms of the July Agreement.

     WHEREAS the parties acknowledge that CYI's continued ability to assert its ownership and management control over Yuchai is a necessary pre-requisite to the implementation of two key features of the Restructuring Exercise, namely, (a) the listing and quotation of the shares in a new Yuchai holding company (without any golden or special share) on an international capital market, and (b) the restructuring and/or recapitalisation of CYI to enable it to implement the Yuchai spin-off plans and at the same time maintain its listing on the New York Stock Exchange. The parties are aware that any failure or delay in the implementation of the Governance Requirements in Yuchai and/or impediment to CYI's ability to assert its ownership and management control over Yuchai for any reason, will negatively affect the implementation of the Restructuring Exercise.

     WHEREAS the parties are desirous of implementing the Restructuring Exercise as soon as reasonably practicable with an anticipated date of completion of 30 September 2005 and Yuchai agrees that it will take all necessary steps as may be required from time to time to implement the Governance Requirements in Yuchai and to enable CYI to continue to assert its ownership and management rights of control over Yuchai on and subject to the terms of this Agreement until such time as the Restructuring Exercise shall have been completed.

     In consideration of the mutual agreements contained herein, and intending to be legally bound hereby, and subject to all applicable laws and regulations, the parties hereto agree as follows:

1.   GOVERNANCE REQUIREMENTS IN YUCHAI

1.1  Yuchai affirms the shareholder rights of Hong Leong Technology Systems
     (BVI) Ltd, Earnest Assets Limited, Cathay Diesel Holdings Ltd, Tsang & Ong Nominees (BVI) Ltd, Goldman Sachs Guangxi Holdings (BVI) Ltd and Youngstar Holdings Ltd (companies owned and controlled by CYI) (collectively referred to as "CYI Group"). Without limitation to the foregoing, Yuchai further acknowledges and affirms CYI Group's continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai's Board of Directors.
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1.2  Yuchai further acknowledges and confirms that its Board of Directors is comprised of the nine (9) directors nominated by the holders of the Foreign Shares of Yuchai (namely, Mr. Gao Jia Lin, Mr. Wrixon Frank Gasteen, Mr. Wong Hong Ren, Mr. Qin Xiaocong, Mr. Yuan Xucheng, Mr. Raymond Chi-Keung Ho, Mr. Teo Tong Kooi, Mr. Philip Ting Sii Tien and Mr. Gan Khai Choon), and four (4) directors nominated by the holders of the State Shares of Yuchai (namely, Mr. Wang Jianming, Mr. Li Tiansheng, Mr. Zeng Shiqiang and Mr. Shao Qihui).

1.3 Yuchai undertakes to immediately set up the financial sub-committee and other relevant committees contemplated by the Articles of Association of Yuchai. The financial sub-committee and the Board of Directors of Yuchai shall unless there is a conflict with the Articles of Association of Yuchai be guided by the financial advisor to the Restructuring Exercise jointly engaged by CYI and Yuchai as described in clause 2.8 below as to the reasonableness of the amount of the working capital proposed by Yuchai to meet its on-going requirements for its businesses at the date of this Agreement.

1.4 Yuchai agrees that it will seek the requisite approval of its shareholders at a properly convened shareholders meeting prior to entering into any material transactions (including without limitation entering into agreements or arrangements with parties related to Yuchai or any of its shareholders) and Yuchai shall comply with all provisions of Yuchai's Governance Requirements, the revised and/or restated Articles of Association of Yuchai as approved by its directors and shareholders in 1996 and other constitutive documents, as shall be given formal effect to in accordance with clause 1.7 below.

1.5 Within thirty (30) calendar days from the date of this Agreement, Yuchai will:-

          a. provided that there shall be no adverse consequence to the Restructuring Exercise as confirmed by the financial adviser appointed pursuant to the provisions of clause 2.8 for the Restructuring Exercise, convene a meeting of its Board of Directors and a meeting of its shareholders to approve all necessary steps to be taken by Yuchai and Yuchai Marketing Company Limited ("YMC") for the capitalisation of the RMB 205 million loan as equity capital of YMC which shall represent a 67.2 per cent. interest in the enlarged issued share capital of YMC. In the event that the financial adviser to the Restructuring Exercise shall be of the view that the proposed capitalisation of the RMB205 million loan has adverse consequences to the Restructuring Exercise, the RMB205 million loan shall not be capitalised as equity capital of YMC and the parties to this Agreement shall promptly meet and resolve on the repayment of the RMB 205 million loan in a manner satisfactory to them, taking into account any existing shareholders' interests in YMC;

          b. convene a meeting of its Board of Directors to terminate the proposed sale of the spare parts business of one of Yuchai's subsidiaries; and

          c. convene a meeting of its Board of Directors and shareholders to approve the declaration and payment of an appropriate dividend for profits earned in the financial year ended 31 December 2003 and 2004 of RMB 300 million.

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     Within seven (7) calendar days of the passing of the resolutions of the
     Board of Directors or shareholders (as the case may be) in the meeting(s) convened for the aforesaid purposes, Yuchai will effect and/or implement all these resolutions. Without limiting the generality of the foregoing, promptly after approval of the shareholders to the declaration and payment of the dividend is obtained in paragraph (c) above, the Board of Directors of Yuchai shall cause CYI Group's share of the dividend amount to be paid and transferred to such bank account as CYI shall notify Yuchai in writing. The board of directors of CYI presently contemplates that, subject to obtaining shareholders' approval (if required), approximately 50 per cent. of CYI Group's share of the Yuchai dividend paid out shall be declared for payment to CYI's shareholders.

1.6 Promptly upon the execution of this Agreement, Yuchai will implement the corporate governance guidelines approved by the directors and shareholders of Yuchai on 1 November 2002 and take all other steps to put in place an appropriate corporate governance structure conforming to international custom and practice, and promptly take such steps and provide all customary certifications and confirmations as may be required by CYI or its external auditors for the continued consolidation of the financial statements of Yuchai with those of CYI under United States generally accepted accounting principles ("US GAAP") and for CYI's audited consolidated financial statements to be approved and signed off by CYI's external auditors on that basis with an unqualified opinion.

1.7 Within thirty (30) days from the date of this Agreement, Yuchai shall take all necessary steps and cause all relevant documents to be approved, formalized, endorsed, registered and filed with all the relevant governmental authorities (including without limitation, the Bureau of Administration for Industry and Commerce in the Guangxi Zhuang Autonomous Region and the Ministry of Commerce of the People's Republic of China in Beijing, as necessary or appropriate) to give formal effect to:-

     (a) the revised and/or restated Articles of Association of Yuchai as approved by its shareholders/directors in 1996 incorporating the corporate governance guidelines approved by the directors and shareholders of Yuchai on 1 November 2002;

     (b) the constitution of the board of directors of Yuchai comprising Mr. Gao Jia Lin, Mr. Wrixon Frank Gasteen, Mr. Wong Hong Ren, Mr. Qin Xiaocong, Mr. Yuan Xucheng, Mr. Raymond Chi-Keung Ho, Mr. Teo Tong Kooi, Mr. Philip Ting Sii Tien, Mr. Gan Khai Choon, Mr. Wang Jianming, Mr. Li Tiansheng, Mr. Zeng Shiqiang and Mr. Shao Qihui; and

     (c) the compliance programme for the internal controls over financial reporting to be implemented by PricewaterhouseCoopers at Yuchai with respect to section 404 of the Sarbanes-Oxley Act.

     Yuchai shall promptly, but in any event no later than forty (40) days from the date of this Agreement, provide to CYI all documents, certificates, confirmations, notices and receipts evidencing the formalisation, registrations and filings required by this clause 1.7.

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1.8  In consideration of CYI's agreement to ensure that Coomber will under the terms of the share exchange described in clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall, within 5 business days from the date that an unqualified audit report is issued on CYI's financial statements in the form substantially similar to that of the unaudited financial statements filed by CYI in its Form 6K dated 28 February 2005, pay CYI an amount of US$20,000,000 in cash into such bank account as CYI shall notify Yuchai in writing.

2.   RESTRUCTURING EXERCISE

2.1 Subject to any required shareholders' approval and subject also to all the required approvals under all applicable laws and regulations in Bermuda, China and the US (including, but not limited to, the requirements of the New York Stock Exchange, Inc. ("NYSE")):-

     (a) CYI will cause a new company, Newco, to be formed as a Bermuda corporation with a board of directors comprising nominees of CYI and Yuchai in the same respective proportions to the nominees of the foreign and Chinese shareholders on the Yuchai board of directors, and charter documents and officers mutually agreeable to CYI and Yuchai and on the completion date of the Restructuring Exercise, CYI shall have no appointees to the board of Newco; and

     (b) CYI will contribute its 76.4% indirect interest in Yuchai, ie 361,420,150 shares of Yuchai, to Newco in exchange for a number of Newco shares equal to the number of outstanding CYI common shares as of the date hereof.

2.2 Newco will apply to list its shares on the NYSE. Newco will seek all required approvals in order to give effect to such listing in accordance with Bermuda, Chinese, U.S. and other applicable laws and the requirements of the NYSE. CYI and Yuchai will use reasonable efforts to assist Newco to make the relevant applications to the NYSE and to obtain all such approvals.

2.3 CYI shall use reasonable efforts to acquire assets and/or businesses of such size and which shall have achieved historical operating results of a magnitude sufficient to permit the continued listing of CYI on the NYSE under the listing standards of that exchange after the Spin-off described in clause 2.6 below. If appropriate, such acquisitions may involve affiliates of CYI. If necessary, CYI shall temporarily retain shares of Newco in order to meet such listing standards. Yuchai shall procure that such acquisitions by CYI shall have the support of Coomber Investments Limited ("Coomber") and such other shareholders of CYI that are related parties of Yuchai and Coomber hereby agrees and undertakes that it will vote in favour of any and all such acquisitions by CYI.

2.4 Subject to appropriate regulatory approvals, if any, Coomber will transfer to CYI 6,701,550 unencumbered CYI shares in exchange for a number of unencumbered Newco shares held by CYI in the same proportion that the 6,701,550 CYI shares bears to the total number of issued CYI shares outstanding at the time of completion of the share exchange described in this clause (taking into account any new CYI shares that may arise from the

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     conversion of any of the convertible bonds outstanding at the date of this
     Agreement but disregarding any new CYI shares that may be issued after the date of this Agreement). Accordingly, the parties agree that Coomber will under the terms of this clause 2.4 receive no less than 6,354,911 Newco shares.

     For illustrative purposes, upon completion of the share exchange described in this clause 2.4 and before completion of the transaction described in clause 2.5 below, Coomber will have a 18.96% interest, ie 6,701,550 shares, in Newco which owns 76.4% of Yuchai (if the convertible bonds of CYI outstanding at the date of this Agreement are not converted prior to the completion of the share exchange described in this clause 2.4) or a 17.98% interest, ie 6,354,911 shares, in Newco which owns 76.4% of Yuchai (if the convertible bonds of CYI outstanding at the date of this Agreement are converted prior to the completion of the share exchange described in this clause 2.4).

2.5 Subject to appropriate regulatory approvals, and following the completion of the share exchange described in clause 2.4 above, Guangxi Yuchai Machinery Group Company ("GYM Group") will contribute directly (or indirectly through Coomber or Goldman Industrial Ltd) to Newco all of the shares of Yuchai owned by GYM Group, ie 104,483,646 shares in Yuchai, in exchange for 10,216,508 new shares of Newco to be issued by Newco. For illustrative purposes, upon completion of the transactions described in clauses 2.4 and 2.5, GYM Group, together with Coomber, will together have an approximately 37.14% interest in Newco which owns approximately 98.5% of Yuchai (if the convertible bonds of CYI outstanding at the date of this Agreement are not converted prior to the completion of the share exchange described in clause 2.4) or an approximately 36.38% interest in Newco which owns approximately 98.5% of Yuchai (if the convertible bonds of CYI outstanding at the date of this Agreement are converted prior to the completion of the share exchange described in clause 2.4).

2.6 Subject to the acquisition by CYI of new assets and/or businesses as contemplated in clause 2.3 above as well as mutual agreement with respect to applicable tax treatment of the transactions contemplated in this clause
     2.6 and the execution of mutually acceptable documents to implement the transactions contemplated by this clause 2.6 (including without limitation
     (a) a distribution agreement and (b) a tax sharing agreement), CYI will then distribute all of its Newco shares to its shareholders, pro rata in accordance with their ownership of CYI shares (the "Spin-off"), provided, however, that CYI may, if necessary, temporarily retain up to 10,000,000 shares of Newco. If any such shares are retained, and subject to CYI obtaining any necessary approval of its shareholders, CYI will grant to Coomber an irrevocable proxy to vote such shares for the election of directors to the board of Newco for such time as these shares are owned by CYI, and Newco will enter into an appropriate registration rights agreement to permit CYI to sell those shares to the public at such time as CYI determines that the sale of those shares will not affect its listing status on the NYSE. CYI will not knowingly sell more than 2,000,000 of such shares to any entity or related group of entities unless CYI has the prior written approval of Coomber. Contemporaneous with completion of the Spin-off and without demand, Yuchai shall pay CYI US$30,000,000 in cash as compensation for CYI's loss of its controlling interest in Yuchai. Such payment shall be made by Yuchai by SWIFT transfer to such bank account as CYI shall notify Yuchai in writing. No portion of the Newco

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     shares to be distributed to CYI shareholders will be distributed in respect of the special share held by Hong Leong Asia Ltd. ("HLA"). The Spin-off will be submitted for approval to the shareholders of CYI at a meeting (the "EGM") to be called and held for such purpose in accordance with Bermuda law, if necessary. CYI and Yuchai will respectively use reasonable efforts to have HLA and Coomber vote in favour of the Spin-off at the EGM.

2.7 The parties hereby agree that the transactions contemplated under clauses 2.4, 2.5 and 2.6 shall be completed in sequence but practically contemporaneously with each other.

2.8 Within 30 calendars days from the date of this Agreement, CYI and Yuchai will jointly engage an internationally reputable financial adviser to (a) assist Newco to apply for the listing of its shares on the NYSE and (b) assist CYI with the implementation of the Spin-off described in clause 2.6 above. Any direct and incidental costs and expenses (other than taxes) incurred in connection with such listing and the Spin-off (including any fees payable to the financial adviser, audit, legal and tax advisers) shall be borne or reimbursed by Yuchai monthly. Without limitation to the foregoing, Yuchai will, within 10 calendar days from the date of this Agreement, pay an advisory fee of US$1,500,000 to each of Strategic Capital Group and CYI for their advisory assistance rendered in connection with the listing of Newco and the Spin-off and be further responsible to reimburse each of them for all out-of-pocket expenses incurred in connection with such listing and Spin-off. Any necessary authorization and approval from shareholders and other parties for the payment of the advisory fees and reimbursement of out-of-pocket expenses described in this clause 2.8 shall be Yuchai's responsibility to obtain.

2.9 CYI and Yuchai shall jointly instruct the financial advisers referred to in clause 2.8 above to promptly prepare and present to the parties a timetable setting out in reasonable detail the expected dates by which the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 may reasonably be anticipated to be completed. The parties acknowledge that the timetable presented by the financial adviser will not be in any way binding upon the parties and serves as a reasonable estimate only. Notwithstanding, and subject to the terms of this Agreement, the parties agree to use reasonable endeavours to undertake and complete the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 by the dates indicated in the timetable where feasible.

2.10 The parties acknowledge and accept that the CYI Group, as majority shareholders of Yuchai and with majority control of the Board of Directors of Yuchai, may cause the employment of Yuchai's current Chief Executive Officer to be terminated in accordance with the terms of his employment agreement. CYI acknowledges and accepts, however, that the successful implementation of the Restructuring Exercise will require the continued uninterrupted involvement and participation of Yuchai's current Chief Executive Officer on and subject to the terms (including remuneration) of his employment agreement. Accordingly, CYI agrees that it will not, and will procure that its appointees to the Board of Directors of Yuchai do not, take any action prior to the completion of the Restructuring Exercise that will interfere with, or cause the termination of, the employment of Yuchai's current Chief Executive Officer except if he were to be prosecuted or convicted for any activities of a criminal nature.

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2.11 Notwithstanding anything to the contrary in this Agreement, the July
     Agreement or any other agreement, document, letter or supplement relating to this Agreement or the July Agreement, CYI shall only be bound to comply with the requirements in clauses 2.1 to 2.2 and 2.4 to 2.9 for so long as
     (a) the requirements in clause 1 are complied with in full, (b) the financial statements of Yuchai continue to be consolidated by CYI in accordance with the requirements under US GAAP and (c) CYI's shares are listed and freely traded on the NYSE. In the event that any of these requirements listed in (a), (b) or (c) are not met, CYI shall not have to comply with the requirements in clauses 2.1 to 2.2 and 2.4 to 2.9 and Yuchai shall have no claim whatsoever against CYI for any costs, damages, losses or other liabilities that Yuchai shall incur in consequence of CYI not complying with the relevant provisions in this clause 2.

3.   FURTHER UNDERTAKINGS

3.1 Each party shall, at any time and from time to time after the date hereof, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered and filed, all such further acts, transfers, conveyances, assignments or assurances as may be necessary, proper or advisable in order to consummate the transactions contemplated hereby as promptly as practicable, and shall not prior to the completion of the Restructuring Exercise take any action (including a sale of shares in Yuchai or the shares in Newco) that would prevent the consummation of such transactions.

3.2 Each party agrees to consult the other parties before issuing any press release, making any public statements or otherwise making any public disclosure with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release, make any such public statement or otherwise make any public disclosure without the written consent of each of the other parties, except as may be required by any applicable law, rule or regulation (including without limitation any requirements of any applicable stock exchange or market).

4.   TERMINATION

     In the event that the parties are unable to complete the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 above (not due to the default of either party) by 5.00 p.m. on 31 December 2005 (or if such day is not a business day in Hong Kong, the immediately succeeding business day) (or such other date to be mutually agreed between the parties), the provisions of this Agreement shall terminate and in such event no party shall have any claim against any other party for any claims, damages, losses or other costs and expenses arising from such termination.

5.   INDEMNITY

5.1 Yuchai hereby irrevocably and unconditionally agrees to indemnify and save CYI harmless from and against and in respect of all loss and damage suffered or incurred by CYI directly and/or indirectly as a result of or in connections with any breach of any undertaking or agreement given by Yuchai in this Agreement or any breach or non-

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     performance by each of Yuchai or GYM Group or Coomber of their respective obligations (whether expressed or implied) under this Agreement.

5.2 CYI hereby irrevocably and unconditionally agrees to indemnify and save Yuchai harmless from and against and in respect of all loss and damage suffered or incurred by Yuchai directly and/or indirectly as a result of or in connections with any breach of any undertaking or agreement given by CYI in this Agreement.

6.   COSTS AND EXPENSES

     Except as otherwise agreed elsewhere in this Agreement, each party shall bear its own expenses in connection with the consummation of the transactions contemplated hereby.

7.   GOVERNING LAW AND JURISDICTION

7.1 This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Any dispute, controversy or claim arising out of, or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in Hong Kong by a single arbitrator at the Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules.

7.2 Each of the parties to this Agreement and each of the parties that acknowledge and accept this Agreement irrevocably waives any immunity to which it or any of its property may at any time be or become entitled, whether characterized as sovereign immunity or otherwise, from any set-off or legal action in the People's Republic of China (including the Hong Kong Special Administrative Region) or elsewhere, including immunity from service of any legal process or any reference for arbitration, immunity from jurisdiction of any court or tribunal, and immunity of any of its property from attachment prior to an arbitration award or judgment or from execution of an arbitration award or judgment.

8.   ENTIRE AGREEMENT

8.1 Each of the parties to this Agreement confirms that this Agreement, together with the July Agreement, constitutes the entire agreement among the parties hereto relating to the subject matter hereof and thereof. The terms of this Agreement shall govern to the extent they are inconsistent with the terms of the July Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Reorganization
Agreement to be executed on its behalf as of the day and year first above written.



GUANGXI YUCHAI MACHINERY COMPANY LIMITED      CHINA YUCHAI INTERNATIONAL LIMITED


Signed:       /s/ Wang Jianming               Signed:     /s/ Wong Hong Ren
       ---------------------------------             ---------------------------
Name:  Wang Jianming                          Name:  Wong Hong Ren
Title: Director                               Title: Director



COOMBER INVESTMENTS LIMITED


Signed:       /s/ Wang Jianming
       ---------------------------------
Name:  Wang Jianming
Title: Authorised Signatory

The party named below acknowledges and accepts as of the day and year first above written the contents of this Agreement and irrevocably undertakes to use reasonable efforts to cause Yuchai to fulfill its obligations under this Agreement.

GUANGXI YUCHAI MACHINERY GROUP COMPANY


Signed:       /s/ Wang Jianming
       ---------------------------------
Name:  Wang Jianming
Title: Authorised Signatory

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